Prudential Sector Funds, Inc.
For the fiscal period ending 05/31/2011
File Number 811-03175

			PRUDENTIAL SECTOR FUNDS, INC.
		      Prudential Jennison Utility Fund

		       Supplement dated March 9, 2011
	to the Statement of Additional Information dated January 26, 2011



Part I of the Statement of Additional Information is hereby revised by deleting in its entirety the non-fundamental investment restriction pertaining to the ability of the Prudential Jennison Utility Fund to engage in short sales (which appears in the section of Part I entitled "Investment Restrictions," and substituting the following new non-fundamental investment restriction:


The Fund may not:

 1. Make short sales of securities or maintain a short position, unless not more than 25% of the Fund's net assets (taken at current value) is held as collateral for such sales at any one time.